FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON APRIL 27th, 2018

1.         DATE, TIME AND PLACE: On April 27th, 2018, at 06:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present the totality of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Nelson Guedes de Carvalho, Luiz Augusto de Castro Neves, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

4.         AGENDA: (i) Analysis and deliberation for the amendment to the structure of Sustainable Development and Corporate Governance Committees and for the approval of the new Internal Regulation; (ii) Election of the members of the Board of Directors Advisory Committees for a new term of office; and (iii) Election of the members of the Executive Board of Officers.

5.         RESOLUTIONS: As the meeting was commenced, Messrs. Members of the Board of Directors examined the items comprised in the Agenda and decided as following:

5.1.      Analysis and deliberation for the amendment to the structure of Sustainable Development and Corporate Governance Committees and for the approval of the new Internal Regulation: Ms. Ana Paula Tarossi Silva presented the proposal for the new structure of the Corporate Governance and Sustainability Committee, which incorporated the competencies of the old Committees of Corporate Governance and Sustainable Development aiming the systemic management of the both themes. The proposal for the new Internal Regulation on the Corporate Governance and Sustainability Committee was also presented. After discussions, the members of the Board of Directors resolved to approve the new structure of the Committees, with the unification of the responsibilities of the Sustainable Development and Corporate Governance Committees into a single committee called the Corporate Governance and Sustainability Committee, as well as the Internal Regulation that will govern its operation.

5.2       Election of the members of the Board of Directors Advisory Committees for a new term of office: after presentation of the proposal for the election of the members of the Board of Directors Advisory Committees, and in accordance with the favorable recommendation of the Human Resources and Compensation Committee, the members of the Board of Directors resolved to elect, for a term of two years, linked to the term of office of the Board of Directors, the following members: (i) Financial Committee: (a) Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of identity card RG 11,620,489 SSP/SP, enrolled with the Individual Taxpayer Registry (CPF/MF) under No. 382.478.107-78, for the position of Chairman of the Committee; (b) Arnaud Daniel Charles Walter Joachim Strasser, French, married, administrator, bearer of the French passport 18AF37689, enrolled with the Individual Taxpayer Registry (CPF/MF) under No. 234.109.258-64; (c) José Gabriel Loaiza Herrera, Colombian, married, administrator, bearer of the Passport of the Republic of Colombia No. PE146797; and (d) Luiz Nelson Guedes de Carvalho, Brazilian, married, economist, bearer of Identity Card RG No. 3.561.055-4 SSP/SP, enrolled with the Individual Taxpayer Registry (CPF/MF) under No. 027.891.838-72; (ii) Corporate Governance and Sustainability Committee: (a) Luiz Augusto de Castro Neves, Brazilian, married, retired diplomat, bearer of identity card RG 02.107.138-6 DETRAN/RJ, enrolled with the Individual Taxpayer Registry (CPF/MF) under No. 046.432.327-49, for the position of Chairman of the Committee; (b) Arnaud Daniel Charles Walter Joachim Strasser, above qualified; (c) Carlos Mario Giraldo Moreno, Colombian, married, lawyer, bearer of the Passport of the Republic of Colombia No. PE085281; (d) Helio Mattar, Brazilian, married, engineer, bearer of identity card RG SP-3.556.169-5 SSP/MG, enrolled with the Individual Taxpayer Registry (CPF/MF) under No. 067.634.648-00; and (e) Ronaldo Iabrudi dos Santos Pereira, Brazilian, married, psychologist, bearer of identity card RG MG-238.631 SSP/MG, enrolled with the Individual Taxpayer Registry (CPF/MF) under no. 223.184.456-72; (iii) Human Resources and Compensation Committee: (a) Arnaud Daniel Charles Walter Joachim Strasser, above qualified, for the position of Chairman of the Committee; (b) Carlos Mario Diez Gomez, Colombian, divorced, administrator, bearer of the Passport of the Republic of Colombia No. PE079041; (c) Carlos Mario Giraldo Moreno, above qualified; (d) Ronaldo Iabrudi dos Santos Pereira, above qualified; and (e) Luiz Augusto de Castro Neves, above qualified; and (iv) Audit Committee: (a) Luiz Nelson Guedes de Carvalho, above qualified, for the position of Coordinator of the Committee; (b) Eleazar de Carvalho Filho, above qualified; (c) Gisélia da Silva, Brazilian, single, lawyer, bearer of identity card RG 4014276423 SSP/RS, enrolled with the Individual Taxpayer Registry (CPF/MF) under No. 390.708.590-68; and (d) Renan Bergmann, Brazilian, married, engineer, bearer of identity card RG 1005516479 SSP/RS, enrolled with the Individual Taxpayer Registry (CPF/MF) under No. 202.104.690-72.

5.3.      Election of the members of the Executive Board of Officers: after discussion, and in accordance with the favorable recommendation of the Human Resources and Compensation Committee, the members of the Board of Directors resolved to elect the following member to the Executive Board of Officers, for a term of 02 years, ending at the first meeting of the Board of Directors to be held after the Annual Shareholder’s General Meeting that will approve the accounts related to the fiscal year of 2019: (i) Chief Executive Officer: Peter Paul Lorenço Estermann, Brazilian, married, agronomist engineer, holder of the identification document No. 206.922.023-1 (SSP/ RS) and enrolled in the Brazilian Taxpayers´ Registry (CPF/MF) No. 279.185.726-53. In addition, the members of the Board of Directors resolved to re-elect, for a term of office of the same period; the following members of the Executive Board of Officers: (ii) Chief Financial Officer: Christophe Jose Hidalgo, French, married, accountant, bearer of identity card RNE No. V194572-X and enrolled with the CPF/MF under No. 214.455.098-06; (iii) Executive Vice-President of Human Resources and Management: Antonio Sergio Salvador dos Santos, Brazilian, divorced, in commerce, bearer of identity card RG No. 07217895-7 SSP/RJ and enrolled with the CPF/MF under No. 888.750.677 -91; (iv) Investor Relations Officer: Daniela Sabbag Papa, Brazilian, married, business administrator, bearer of identity card RG No. 23508281-8 SSP/SP, enrolled with the CPF/MF under No. 262.945.628- 56; (v) Officer of Wholesale Business: Belmiro de Figueiredo Gomes, Brazilian, divorced, in commerce, bearer of identity card RG No. 52699074-0 SSP/SP and enrolled with the CPF/MF under No. 805.421.589-49.

5.3.1. The Officers elected herein declare, under penalty of law, they are not involved in any crimes provided for in the law that would prevent them from performing business activities, being aware of Article 147 of Law 6,404 / 76. The Officers shall be invested in office upon signing the respective term, drawn up in the proper book.

5.3.2. Following such resolution, it was presented the proposed indication of the Officers who may represent the Company before third parties, thus the members of the Board of Directors resolved:

5.3.2.1. Under paragraph 2 of Article 29 of the Company's Bylaws, to indicate the Officers: (i) Peter Paul Lorenço Estermann, (ii) Christophe José Hidalgo and (iii) Antonio Sergio Salvador dos Santos, jointly three (3), to represent the Company in acts implying the acquisition, encumbrance or disposal of assets, including real estate, as well as the granting of powers of attorney for such practices.

5.3.2.2. Under paragraph 3, 'b' of Article 29 of the Company's Bylaws, indicate the Officers: (i) Peter Paul Lorenço Estermann, (ii) Christophe José Hidalgo, (iii) Antonio Sergio Salvador dos Santos, (iv) Daniela Sabbag Papa, and (v) Belmiro Figueiredo Gomes, together with an attorney, to represent the Company in acts of management.

5.3.3. Due to the termination of Mr. Ronaldo Iabrudi dos Santos Pereira's term as Chief Executive Officer, the Board members thanked him for his valuable contribution and dedication, wishing him success with his current position as Co-Vice Chairman of the Board of Directors.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, April 27th, 2017. Chairman: Mr. Jean- Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva. Were present all of the members of the Board of Directors, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Nelson Guedes de Carvalho, Luiz Augusto de Castro Neves, Manfred Heinrich Gartz and Ronaldo Iabrudi dos Santos Pereira.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 27, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.